UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                   ResMed Inc.
                    ---------------------------------------
                                (Name of issuer)

                                  Common Stock
                    ----------------------------------------
                         (Title of class of securities)

                                    761152107
                    -----------------------------------------
                                 (CUSIP number)

                                December 31, 2002
                    -----------------------------------------
             (Date of Event which requires filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               |X| Rule 13d-1 (b)
                               | | Rule 13d-1 (c)
                               | | Rule 13d-1 (d)





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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG*

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) |  |
               (b) |  |

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany

NUMBER OF SHARES             5.     SOLE VOTING POWER


BENEFICIALLY OWNED BY        6.     SHARED VOTING POWER
                                     221,606

EACH REPORTING               7.     SOLE DISPOSITIVE POWER
                                     0

PERSON WITH                  8.     SHARED DISPOSITIVE POWER
                                     221,606

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         221,606**

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
             |  |

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.70%**

12.     TYPE OF REPORTING PERSON

         HC, BK, CO


* In accordance with Securities Exchange Act Release No. 39538 (January 12,
1998), this filing reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that PCAM is, for purposes of
Section 13(d) under the Act, the beneficial owner of any securities covered by the filing.

** Included in this figure are 1,317,061 CHESS Depository Interests which, when converted, total 131,706 shares of Common Stock.

Item 1(a).      Name of Issuer:

                ResMed Inc. (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices:

                The address of the Issuer's principal executive offices is 10121 Carroll Canyon Road, San Diego, CA 92131-1109. This
                Schedule 13G/A is being filed pursuant to Rule 13d-2(b).

Item 2(a).      Name of Person Filing:

                This statement is filed on behalf of Deutsche Bank AG ("DBAG")

Item 2(b).      Address of Principal Business Office or, if none, Residence:

                The principal place of business of DBAG is Taunusanlage 12, D-60325 Frankfurt am Main Federal Republic of Germany.

                The principal place of business of DAMAL is 83 Clarence Street, Sydney NSW, 2000, Australia.

Item 2(c).      Citizenship:

                The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).      Title of Class of Securities:

                The title of the securities is Common Stock (the
                "Common Stock").

Item 2(e).      CUSIP Number:

                The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                (a) |_| Broker or dealer registered under section 15 of the Act;

                (b)     |_| Bank as defined in section 3(a)(6) of the Act;

                (c) |_| Insurance Company as defined in section 3(a)(19) of the Act;

                (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940;


                (e)     |_| An investment adviser in accordance with Rule 13d-1
                        (b)(1)(ii)(E);

                (f) |_| An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                (g) |_| A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

                (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                (j)     |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                        If this statement is filed pursuant to Rule 13d-1 (c), check this box. | |

Item 4.  Ownership.

                (a) Amount beneficially owned:

                        Each of the Reporting Persons owns the amount of the
                    Common Stock as set forth on the applicable cover page.

                (b) Percent of class:

                         Each of the Reporting Persons owns the percentage of
                    the Common Stock as set forth on the applicable cover page.

                (c) Number of shares as to which such person has:

                        (i) sole power to vote or to direct the vote:

                             Each of the Reporting Persons has the sole power to
                        vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                        (ii) shared power to vote or to direct the vote:

                             Each of the Reporting Persons has the shared power
                        to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                        (iii) sole power to dispose or to direct the disposition
                              of:

                             Each of the Reporting Persons has the sole power to
                        dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

                      (iv) shared power to dispose or to direct the disposition of:


                           Each of the Reporting Persons has the shared power to
                       dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5. Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding
        Company.

               Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





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                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 10,2003



                                        DEUTSCHE BANK AG



                                        By: /s/ Jeffrey A. Ruiz
                                           --------------------------
                                           Name:   Jeffrey A. Ruiz
                                           Title:  Vice President